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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

VALENTIS, INC.
(Name of Issuer)

VALENTIS, INC. (OFFEROR AND ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Series A Convertible Redeemable Preferred Stock, Par Value $0.001 Per Share,
Common Stock Purchase Warrants, Class A and
Common Stock Purchase Warrants, Class B
(Title of Class of Securities)

N/A
(Cusip Number of Class of Securities)

BENJAMIN F. MCGRAW, III, PHARM.D.
863A MITTEN ROAD
BURLINGAME, CALIFORNIA 94010
(650) 697-1900
(Name, Address And Telephone Number of Person Authorized To
Receive Notices And Communications on Behalf of Filing Persons)

WITH A COPY TO:

PATRICK A. POHLEN, ESQ.
LATHAM & WATKINS
135 COMMONWEALTH DRIVE
MENLO PARK, CALIFORNIA 94025
(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,940,000	$1,559
*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 55% of the outstanding shares of Series A Convertible Redeemable Preferred Stock and related Common Stock Purchase Warrants, Class A and Common Stock Purchase Warrants, Class B. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is filed by Valentis, Inc., a Delaware corporation (the "Company," "Valentis," "us" or "we"), and is related to the Company's offer to purchase for cash 16,940 shares, or 55%, of its currently outstanding Series A Convertible Redeemable Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), and 55% of the outstanding related Common Stock Purchase Warrants, Class A (the "Class A Warrants") and Common Stock Purchase Warrants, Class B (the "Class B Warrants", and together with the Class A Warrants, the "Warrants"), which warrants were issued to holders of Series A Preferred Stock in connection with their acquisition of Series A Preferred Stock. Fifty-five percent of the related Warrants are exercisable for an aggregate of approximately 605,980 shares of common stock, par value $0.001 per share (the "Common Stock"). The Company is offering to purchase the Series A Preferred Stock and related Warrants at a purchase price of $1,000 per share of Series A Preferred Stock and related Warrants tendered (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated May 10, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the heading entitled "Summary Term Sheet" is incorporated herein by reference. The Offer to Purchase is filed as Exhibit (a)(1)(B) to this Schedule TO.

Item 2.    Subject Company Information.

        The name of the issuer is Valentis, Inc., whose principal executive offices are located at 863A Mitten Road, Burlingame, California 94010. The Company's telephone number is (650) 697-1900.

        As of the date of this Schedule TO, there were outstanding 30,800 shares of Series A Preferred Stock convertible into 3,422,219 shares of Common Stock and Warrants exercisable for the purchase an aggregate of 1,266,828 shares of Common Stock. There is no established trading market for the Series A Preferred Stock or the Warrants.

Item 3.    Identity and Background of Filing Person.

        The filing person is the Company, whose business address and telephone number are stated in Item 2 of this Schedule TO, above.

        The business address and business telephone number of each member of the Company's Board of Directors is 863A Mitten Road, Burlingame, California 94010, telephone number (650) 697-1900. The names of the members of the Company's Board of Directors are as follows:

    Benjamin F. McGraw, III, Pharm.D.
    Patrick G. Enright
    Raju Kucherlapati, Ph.D.
    Mark McDade
    Alan C. Mendelson
    Bert W. O'Malley, M.D.
    Arthur Pappas

        The business address and business telephone number of each of the Company's executive officers is 863A Mitten Road, Burlingame, California 94010, telephone number (650) 697-1900. The names and titles of the Company's executive officers are as follows:

Benjamin F. McGraw, III, Pharm.D.	President and Chief Executive Officer
J. Tyler Martin	Senior Vice President, Development
Alain Rolland, Pharm.D., Ph.D.	Senior Vice President, Research and Development
Margaret M. Snowden	General Counsel

Item 4.    Terms of the Transaction.

        (a)  The material terms of the transaction are contained in the Offer to Purchase, attached hereto as Exhibit (a)(1)(B) and the related Letter of Transmittal, attached hereto as Exhibit (a)(1)(C).

        (b)  None of the shares of the Series A Preferred Stock or Warrants are to be acquired from any of the Company's officers, directors or affiliates.

Item 5.    Past Contacts, Transaction, Negotiations and Agreements.

        The Series A Preferred Stock and related Warrants were issued pursuant to the several Subscription Agreements, each dated as of November 20, 2000, by and between the Company and each of the investors named below (each a "Subscription Agreement" and collectively the "Subscription Agreements"). Pursuant to the Subscription Agreements, the Company registered the shares of Common Stock that are issuable upon (i) the conversion of the Series A Preferred Stock, (ii) the Warrants and (iii) the Company's election to pay the Series A Preferred Stock dividends in shares of Common Stock.

        The Warrants were issued to the purchasers of our Series A Preferred Stock pursuant to the Subscription Agreements, which provided that for every share of Series A Preferred Stock purchased they were issued Class A Warrants to purchase 26.0162 shares of Common Stock and Class B Warrants to purchase 9.756 shares of Common Stock. The Class A Warrants are exercisable in full or in part at any time or in part from time to time for four years beginning on December 5, 2000, and the Class B Warrants are exercisable in full or in part at any time or in part from time to time for three years beginning on December 5, 2001. The Warrants are initially exercisable for $10.25 per share of Common Stock, subject to adjustment in certain circumstances if the Company issues Common Stock or securities convertible into or exercisable for shares of its Common Stock at a price less than current fair market value, calculated as a five-day trailing average of the closing prices of the Common Stock.

        The form of the Subscription Agreements is incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form S-3 (File No. 333-54066), as filed with the Securities and Exchange Commission (the "Commission") on January 19, 2001. The Company entered into the Subscription Agreements with the following entities:

    Omicron Partners, L.P.
    Triaxis Trust AG
    Banca Del Gottardo
    Perseus-Soros Biopharmaceutical Fund, L.P.
    OTATO Limited Partnership
    Delta Opportunity Fund (Institutional), LLC
    Delta Opportunity Fund, Ltd.
    Pharma w/Health
    Gallahad Private Equity Fund LLC
    Leonardo Capital Fund

        Gallahad Private Equity Fund LLC converted all of its shares of our Series A Preferred Stock into shares of Common Stock in January 2002. Gallahad has not exercised its Class A Warrant exercisable for 18,211 shares of Common Stock and its Class B Warrant exercisable for 6,830 shares of Common Stock.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)  The purpose of the transaction is as set forth in the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibits (a)(1)(B) and (a)(1)(C), respectively.

        (b)  The securities to be acquired will be retired by the Company.

        (c)(9)In order to obtain the funds necessary to purchase the shares of Series A Preferred Stock and related Warrants that are tendered to us, we will be offering shares of our Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock") in a private placement transaction. We expect the Series B Preferred Stock will have many of the same terms as the existing Series A Preferred Stock, except that the Series B Preferred Stock will be classified as equity. The new series of preferred stock will be convertible into shares of Common Stock at a fixed conversion price that is based on the current market price of the Common Stock. The shares of Series B Preferred Stock will be sold to investors pursuant to subscription agreements, such agreements to be substantially similar to the Series A Preferred Stock Subscription Agreements.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the Offer to Purchase under the heading "The Offer" is incorporated herein by reference.

        In order to obtain the funds necessary to purchase the shares of Series A Preferred Stock and related Warrants that are tendered to us, we intend to offer shares of our Series B Preferred Stock for $1,000 per share in a private placement transaction. We expect the Series B Preferred Stock will have many of the same terms as the existing Series A Preferred Stock, except that the Series B Preferred Stock will be classified as equity. The new series of preferred stock will be convertible into shares of Common Stock at a fixed conversion price that is based on the current market price of the Common Stock. The shares of Series B Preferred Stock will be sold pursuant to subscription agreements, such agreements to be substantially similar to the Series A Preferred Stock Subscription Agreements.

        No part of the consideration is required or expected to be directly or indirectly borrowed for the purpose of the transaction.

Item 8.    Interest in Securities of the Subject Company.

        Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensation or Used.

        Not applicable.

Item 10.    Financial Statements.

        (a)  (1)  The information set forth in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and the Offer to Purchase under the heading entitled "Where You Can Find Additional Information" is incorporated herein by reference.

          (2)  The information set forth in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002, and the Offer to Purchase under the heading entitled "Where You Can Find Additional Information" is incorporated herein by reference.

          (3)  The information set forth in the Offer to Purchase under the heading entitled "Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends" is incorporated herein by reference.

          (4)  As of March 31, 2002, the book value per share of the Series A Preferred Stock was $820 and the book value per share of the Common Stock was $0.00.

        (b)  Assuming the completion of the Offer to Purchase, as of March 31, 2002, the pro forma book value per share of Series A Preferred Stock was $820 and the pro forma book value per share of Common Stock was $(0.08). The information set forth in the Offer to Purchase under the heading entitled "Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends," and the Unaudited Pro Forma Condensed Consolidated Financial Statements in the Offer to Purchase are incorporated herein by reference.

Item 11.    Additional Information.

        The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of the shares of Series A Preferred Stock and related Warrants as contemplated in the Offer to Purchase or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for its acquisition of the shares of Series A Preferred Stock and related Warrants as contemplated by the Offer to Purchase. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it may be required to delay the acceptance for payment of, or payment for, the shares of Series A Preferred Stock and related Warrants tendered in the Offer to Purchase pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained at all or without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to Purchase to accept for payment and pay for the shares of Series A Preferred Stock and related Warrants are subject to certain conditions, as described in the Offer to Purchase, filed herewith as Exhibit (a)(1)(B).

Item 12.    Exhibits.

(a)(1)(A)	Cover Letter to Offer to Purchase
(a)(1)(B)	Offer to Purchase
(a)(1)(C)	Letter of Transmittal
(a)(1)(D)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)-(4)	Not applicable
(a)(5)(A)	Press Release, dated May 10, 2002, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 000-22987), as filed with the Commission on May 10, 2002.
(b)	Not applicable
(d)(1)	Form of Series A Convertible Redeemable Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 (File No. 333-54066), as filed with the Commission on January 19, 2001.
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALENTIS, INC.
	By:	/s/ BENJAMIN F. MCGRAW III
		Name:	Benjamin F. McGraw III, Pharm.D.
		Title:	President and Chief Executive Officer
Dated: May 10, 2002

EXHIBIT INDEX

(a)(1)(A)	Cover Letter to Offer to Purchase
(a)(1)(B)	Offer to Purchase
(a)(1)(C)	Letter of Transmittal
(a)(1)(D)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)-(4)	Not applicable
(a)(5)(A)	Press Release, dated May 10, 2002, incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 000-22987), as filed with the Commission on May 10, 2002.
(b)	Not applicable
(d)(1)	Form of Series A Convertible Redeemable Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-3 (File No. 333-54066), as filed with the Commission on January 19, 2001.
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transaction, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensation or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX